UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                                 E.PIPHANY, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    26881V100
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                                 (CUSIP Number)

     Kirk Isaacson, Executive Vice                   with a copy to:
        President and General Counsel                Robert G. Minion, Esq.
     SSA Global Technologies, Inc.                   Lowenstein Sandler PC
     500 West Madison, Suite 2200                    65 Livingston Avenue
     Chicago, Illinois  60661                        Roseland, New Jersey  07068
     (312) 258-6231                                  (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      26881V100
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

              SSA Global Technologies, Inc. (I.R.S. No. 84-1542338)
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)     [ ]
             (b)     [X]
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  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  WC, OO
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    Delaware
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        Number of                      7) Sole Voting Power:                   *
                                          --------------------------------------
        Shares Beneficially            8) Shared Voting Power:        6,830,033*
                                          --------------------------------------
        Owned by
        Each Reporting                 9) Sole Dispositive Power:              *
                                          --------------------------------------
        Person With                   10) Shared Dispositive Power:   6,830,033*
                                          --------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                    6,830,033*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     8.3%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):      CO
--------------------------------------------------------------------------------

* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by SSA Global Technologies, Inc. or any other person that it is the beneficial owner of any of the common stock of E.piphany, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the "Shares"), of E.piphany, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 475 Concar Drive, San Mateo, California 94402.


Item 2.   Identity and Background.
          -----------------------

          The  name  of  the  person   filing  this   statement  is  SSA  Global
Technologies, Inc., a Delaware corporation ("SSA"). The address of the principal office of SSA is 500 West Madison, Suite 2200, Chicago, Illinois 60661.

          SSA is a provider of enterprise solutions for manufacturing, consumer and services companies worldwide. Set forth on Schedule A annexed hereto, which is incorporated herein by reference, is the information required by Item 2 of
Schedule 13D for each executive officer and director of SSA, each person controlling SSA, and each executive officer and director (or other controlling person) of any corporation or other person ultimately in control of SSA, in each case as of the date hereof.

          During the past five years, neither SSA nor to SSA's knowledge any person or entity named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither SSA nor to SSA's knowledge any person or entity named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to an Agreement and Plan of Merger, dated as of August 3, 2005, by and among SSA, SSA-E Merger Subsidiary Inc., a Delaware corporation and a wholly-owned subsidiary of SSA (the "Merger Sub"), SSA-E Acquisition Subsidiary Inc., a Delaware corporation and a wholly-owned subsidiary of SSA (the "Acquisition Sub"), and the Company (the "Merger Agreement"), SSA and certain stockholders of the Company (collectively, the "Stockholders") entered into the Voting Agreement, dated as of August 3, 2005 (the "Voting Agreement"), described in Item 6 of this Schedule 13D. As a result of the terms of the Merger Agreement and the Voting Agreement, SSA may be deemed to be the beneficial owner of 6,830,033 Shares.

Item 4.   Purpose of Transaction.
          ----------------------

          The Voting Agreement, which is described in Item 6 of this Schedule 13D, was a condition precedent to the willingness of SSA to enter into the Merger Agreement, and was entered into by the parties thereto in order to increase the likelihood that the approval of the Company's stockholders required in order to consummate the Merger (as defined in the Merger Agreement) will be obtained.

          Pursuant to the Merger Agreement, among other things, (i) the Acquisition Sub will purchase certain intellectual property assets of the Company, (ii) the Merger Sub will merge with and into the Company, (iii) the Company shall continue in existence, as the surviving corporation in the Merger (the "Surviving Corporation"), (iv) the Surviving Corporation will become a wholly owned subsidiary of SSA, (v) each Share will be converted into the right to receive $2.07 in cash, subject to upward adjustments up to $4.20 as set forth in the Merger Agreement, (vi) the directors and officers of the Surviving Corporation shall be the existing directors and officers, respectively, of the Merger Sub immediately prior to the Effective Time (as defined in the Merger Agreement), (vii) the Amended and Restated Certificate of Incorporation, as amended, of the Company as in effect immediately prior to the Effective Time shall be amended in its entirety as provided for in the Merger Agreement, and as so amended shall be the Restated Certificate of Incorporation of the Surviving Corporation until further amended, and (viii) the by-laws of the Company shall be amended in its entirety as provided for in the Merger Agreement, and as so amended shall be the by-laws of the Surviving Corporation until further amended.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, there were 77,581,754 Shares issued and outstanding as of August 2, 2005. As a result of the provisions set forth in the Voting Agreement with respect to the 6,830,033 Shares which are the subject of the Voting Agreement, SSA may be deemed to have certain shared power to vote and direct the disposition of such 6,830,033 Shares. Thus, as of August 3, 2005, for the purposes of Reg. Section 240.13d-3, SSA may be deemed to beneficially own 6,830,033 Shares, or 8.3% of the Shares deemed issued and outstanding as of that date.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by SSA or any other person that it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

          No other Shares are owned, beneficially or otherwise, by the persons or entities listed on Schedule A annexed hereto.

          Neither SSA, nor to the knowledge of SSA any person or entity named on Schedule A annexed hereto, has effected any transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, during the sixty days prior to August 3, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Pursuant to the Voting Agreement, among other things, SSA and the Stockholders agreed to the terms pursuant to which (i) the Stockholders shall not, directly or indirectly, (a) grant any proxy, grant any power of attorney, deposit any of the Shares subject to the Voting Agreement into a voting trust or enter into a voting agreement or arrangement with respect to the Shares subject to the Voting Agreement in violation of the Voting Agreement, or (b) take any other action that would make any representation or warranty of such Stockholder contained in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing its obligations under the Voting Agreement, (ii) each Stockholder shall vote or consent (or cause to be voted or consented) all of the Shares subject to the Voting Agreement (x) in favor of the adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and the Voting Agreement and any actions required in furtherance thereof, and (y) except as otherwise agreed to in writing in advance by SSA in its sole discretion, in opposition of any other acquisition of the Company and any action or agreement that would, to the knowledge of such Stockholder, result in a breach in any material respect of any covenant, representation or warranty or any obligation or agreement of the Company pursuant to the Merger Agreement or the Voting Agreement, and (iii) each Stockholder irrevocably granted and appointed certain affiliates of SSA as such Stockholder's proxy and attorney-in-fact to vote or cause to be voted the Shares subject to the Voting Agreement in favor of the adoption of the Merger Agreement and in accordance with the voting requirements set forth in the Voting Agreement, in each case as more particularly set forth and described in the Voting Agreement incorporated by reference as Exhibit 1 hereto.

          Pursuant to the Merger Agreement, among other things, the Company agreed to (i) sell certain intellectual property assets of the Company to the Acquisition Sub, (ii) certain covenants regarding the termination of discussions, activities and negotiations regarding other Acquisition Proposals (as defined in the Merger Agreement), (iii) the approval, adoption and recommendation of the Merger and (iv) various other matters customary in agreements for transactions such as or similar to the Merger, in each case as more particularly set forth and described in the Merger Agreement incorporated by reference as Exhibit 2 hereto.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, to the knowledge of SSA, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or Schedule A annexed hereto and between such persons and any person with respect to any securities of the Company.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Voting Agreement, dated as of August 3, 2005, by and among SSA Global Technologies, Inc. and certain other parties identified therein, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated August 3, 2005, filed by E.piphany, Inc.

          2. Agreement and Plan of Merger, dated as of August 3, 2005, by and among SSA Global Technologies, Inc., SSA-E Merger Subsidiary Inc., SSA-E Acquisition Subsidiary Inc. and E.piphany, Inc., incorporated by reference to
Exhibit 2.1 to the Current Report on Form 8-K, dated August 3, 2005, filed by E.piphany, Inc.

                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             August 12, 2005


                             SSA GLOBAL TECHNOLOGIES, INC.


                         By: /s/ Kirk Isaacson
                             ---------------------------------------------------
                             Name:  Kirk Isaacson
                             Title: Executive Vice President and General Counsel


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).

                                                                      Schedule A


     1. Executive Officers. The executive officers of SSA Global Technologies, Inc. ("SSA") are Michael Greenough, Graeme Cooksley, Stephen P. Earhart, Ross D. Garrity, Kirk Isaacson and John R. Walles. Michael Greenough serves as the President, Chairman of the Board of Directors and Chief Executive Officer of SSA. Graeme Cooksley serves as the Executive Vice President--Sales and Marketing of SSA. Stephen P. Earhart serves as the Executive Vice President and Chief Financial Officer of SSA. Ross D. Garrity serves as the Executive Vice President--Global Operations of SSA. Kirk Isaacson serves as the Executive Vice President, General Counsel and Secretary of SSA. John R. Walles serves as the Executive Vice President--Operations of SSA. Each of Kirk Isaacson and John R. Walles is a citizen of the United States with a business address at 500 West Madison, Suite 2200, Chicago, Illinois 60661. Michael Greenough is a citizen of Canada with a business address at 500 West Madison, Suite 2200, Chicago, Illinois 60661. The principal business and address of SSA are stated in Item 2 of this Schedule 13D. Graeme Cooksley is a citizen of New Zealand with a business address at 500 West Madison, Suite 2200, Chicago, Illinois 60661. Stephen P. Earhart is a citizen of the United States with a business address at 500 West Madison, Suite 2200, Chicago, Illinois 60661. Ross D. Garrity is a citizen of Australia with a business address at 500 West Madison, Suite
2200, Chicago, Illinois 60661.

     2. Directors. The directors of SSA are Michael Greenough, John W. Barter, James N. Chapman, William E. Ford, Michael M. Green, Marcus C. Hansen, Pieter Korteweg, Marc F. McMorris, Mark Neporent and Raymond H. Wechsler.

          Michael Greenough serves as the President, Chairman of the Board of Directors and Chief Executive Officer of SSA, as stated in paragraph 1 above.

          John W. Barter, a citizen of the United States, is presently retired. Mr. Barter maintains a business address c/o SSA at 500 West Madison, Suite 2200, Chicago, Illinois 60661.

          James N. Chapman, a citizen of the United States, serves as the Investment Analyst of Regiment Capital Advisors, LLC ("Regiment"). Regiment, which is located at 222 Berkeley Street, 12th Floor, Boston, Massachusetts, 02116, is a high-yield hedge fund.

          William E. Ford, a citizen of the United States, is President and a Managing Director of General Atlantic LLC, a private equity firm that invests in information technology and IT-enabled businesses on a global basis. His business address is 3 Pickwick Plaza, Greenwich, Connecticut 06830.

          Michael M. Green, a citizen of the United States, serves as an advisor to Cerberus Capital Management, L.P. ("CCM"). CCM, for itself and on behalf of related third parties, is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Green's business address is 299 Park Avenue, 22nd Floor, New York, New York 10171.

          Marcus C. Hansen, a citizen of the United States, is presently retired. Mr. Hansen maintains a business address c/o SSA at 500 West Madison, Suite 2200, Chicago, Illinois 60661.

          Pieter Korteweg, a citizen of the Netherlands, serves as a senior advisor to Cerberus Global Investment Advisors, LLC and Anthos Consult BV, a Family Investment office. Mr. Korteweg also serves as Chairman of the Supervisory Boards of the Dutch Central Bureau of Statistics, DaimlerChrysler Nederland BV and certain Netherlands subsidiaries of portfolio companies of Cerberus Global Investment Advisors, LLC and/or one or more of its affiliates. Mr. Korteweg maintains a business address Cerberus Global Investment Advisors, Amalialaan 41C, 1st floor, 3743 KE Baarn, The Netherlands.

          Marc F. McMorris, a citizen of the United States, is a Managing Director of General Atlantic LLC. His business address is 3 Pickwick Plaza, Greenwich, Connecticut 06830.

          Mark A. Neporent, a citizen of the United States, serves as a Managing Director and the Chief Operating Officer of CCM. Mr. Neporent's business address is 299 Park Avenue, 22nd Floor, New York, New York 10171.

          Raymond H. Wechsler, a citizen of the United States, serves as Chairman of the Board of Directors and Chief Executive Officer of American Equity Partners, Inc., which participates in investments and restructurings of distressed and underperforming businesses. American Equity Partners, Inc. is located at 654 Madison Avenue, New York, New York 10021. Mr. Wechsler also serves as an advisor to CCM. His business address is 654 Madison Avenue, New York, New York 10021.

     3. Controlling Persons. SSA Investor, LLC, a Delaware limited liability company, and certain affiliated entities (the "Cerberus Affiliates"), in the aggregate, beneficially own approximately 67% of the deemed outstanding shares of SSA. Cerberus Institutional Partners, L.P., a Delaware limited partnership, is the managing member of SSA Investor, LLC. Cerberus Institutional Associates, L.L.C., a Delaware limited liability company, is the general partner of Cerberus Institutional Partners, L.P. Stephen Feinberg, a citizen of the United States, is the managing member of Cerberus Institutional Associates,
L.L.C. Stephen Feinberg also possesses sole power to vote and direct the disposition of all securities of SSA held by SSA Investor, LLC and the Cerberus Affiliates. The business address of each of the above-named entities (including the Cerberus Affiliates) and person is 299 Park Avenue, 22nd Floor, New York, New York 10171. SSA Investor, LLC's primary business is to serve as a holding company for the shares of SSA. Cerberus Institutional Partners, L.P., Cerberus Institutional Associates, L.L.C. and the Cerberus Affiliates are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          General Atlantic LLC, a Delaware limited liability company ("GA"), General Atlantic Partners 76, L.P., a Delaware limited partnership ("GAP 76"),
General Atlantic  Partners 77, L.P., a Delaware limited  partnership ("GAP 77"),
General Atlantic Partners 80, L.P., a Delaware limited partnership ("GAP 80"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II"), GAP Coinvestments III, LLC, a Delaware limited liability company ("GAPCO III"), GAP Coinvestments IV, LLC, a Delaware limited liability company ("GAPCO IV"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a

German corporation ("GmbH Management" and, collectively with GA, GAP 76, GAP 77, GAP 80, GapStar, GAPCO II, GAPCO III, GAPCO IV and KG, the "GAP Entities"), beneficially own in the aggregate approximately 24% of the deemed outstanding shares of SSA. The GAP Entities are a group as defined in Rule 13d-5 promulgated pursuant to the Securities Exchange Act of 1934, as amended. The GAP Entities (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the GAP Entities is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

          GA is the general partner of each of GAP 76, GAP 77 and GAP 80. GA is also the sole member of GapStar. GmbH Management is the general partner of KG. The Managing Directors of GA are Steven A. Denning (Chairman), William E. Ford (President), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William
O. Grabe, Abhay Havaldar,  David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc
F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian P. Wendelstadt (collectively, the "GA Managing Directors"). As stated above, Messrs. Ford and McMorris are directors of SSA. The general partners of GAPCO II and the managing members of GAPCO III and GAPCO IV are GA Managing Directors. The business address of each of the GA Managing Directors (other than Messrs. Esser, Feng, Havaldar, Kelly, Tinsley and Wendelstadt) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212, Duesseldorf, Germany. The business address of Mr. Feng is 18/F One International Finance Centre, 1 Harbour View Street, Central Hong Kong. The business address of Mr. Havaldar is Room 222, The Taj Mahal Tower, Apollo Bunder, Mumbai 400 001, India. The business address of Mr. Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 2401 Pennsylvania Avenue NW, Washington DC 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. Each of the GA Managing Directors, other than Messrs. Esser, Havaldar, Kern and Wendelstadt, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Feng is a citizen of the United States and Taiwan; and Mr. Havaldar is a citizen of India. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.